130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

December 23, 2016	No. 16-14

Avalon Completes Non-Brokered Private Placement
for Gross Proceeds of $375,000 and Provides Update on
Separation Rapids Lithium Project

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that it has completed a non-brokered private placement today consisting of 2,500,000 flow-through shares at a price of $0.15 per share for gross proceeds of $375,000.

In conjunction with this private placement, Avalon paid finder’s fees of $22,500 and issued 150,000 non-transferrable finder’s warrants, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.15 for a period of 24 months from today. Pursuant to Canadian securities laws, the securities issuable under this private placement are subject to a hold period which expires on April 24, 2017. The proceeds from this offering will be used primarily to advance the Company’s Separation Rapids Lithium Project, including as described below.

Avalon is planning a drilling program for early 2017 with the main goals of expanding the existing resource and exploring untested extensions to the resource along strike and to depth. This will include testing other lithium sub-zones that were not fully explored historically when the focus was on defining a resource of the lithium mineral petalite for glass-ceramics markets. One such sub-zone open for expansion to the east of the petalite resource contains lepidolite, a lithium-rubidium mica typically containing approximately 8% Li2O (lithium oxide), compared to the 4.0-4.5% Li2O typically contained in petalite. Testwork toward defining a flowsheet for efficiently extracting lithium and rubidium chemical products from a lepidolite mineral concentrate has already been initiated at an Australian laboratory.

Work continues on enhancing the performance of the petalite flotation process, where opportunities to reduce reagent consumptions are being investigated. Work on optimizing the lithium hydroxide production process is also progressing. Samples of high purity (>99.5%) lithium hydroxide crystals produced in the recent test programs have been sent to a major Canadian research facility for characterization and evaluation for use as a feed for lithium ion battery cathode material. In addition, Avalon continues to evaluate processes for recovery of valuable by-products, including tantalum and high-purity silica.

Don Bubar, Avalon’s President and CEO, comments: “I am pleased with the progress we are making with the Separation Rapids Project following the completion of a positive Preliminary Economic Assessment in September. In addition to advancing our resource modelling and process flowsheet development, we continue to make progress on developing the markets for our products, environmental assessment work, infrastructure alternatives and community relationships. An appropriate site for the proposed demonstration plant has also been identified. Demand for new supply sources of lithium continues to grow rapidly along with the energy storage market, and Avalon remains well-positioned to bring a new supply of lithium to the market within the next three years.”

This press release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

The technical information included in this news release has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company who is a Qualified Person under NI 43-101.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. (formerly Avalon Rare Metals Inc.) is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement, and that proceeds from this offering will be used primarily to advance the Company’s Separation Rapids Lithium Project, that Avalon is planning a drilling program for early 2017, that this will include testing other lithium sub-zone, that demand for new supply sources of lithium continues to grow rapidly along with the energy storage market, and that Avalon remains well-positioned to bring a new supply of lithium to the market within the next three years. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.